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                                                                EXHIBIT (a)(2)



                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

                                December 15, 1998



Dear Limited Partner:

         The General Partner has been advised that Cooper River Properties, L.L.C. ("Cooper River"), which is an affiliate of the General Partner, has reduced its purchase price and now seeks to purchase up to 300,000 Units for $42 per Unit (the "Offer").

         Due to the affiliation between the General Partner of the Partnership and Cooper River, the General Partner is subject to certain conflicts of interest in connection with the response to the Offer. As a result, the Partnership and the General Partner are remaining neutral as to whether Limited Partners should tender their Units in response to the Offer.

                                Sincerely,



                                Consolidated Capital Institutional Properties/2